SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                          TRANSAX INTERNATIONAL LIMITED
                                (Name of Issuer)

                        Common Stock -- par value $0.00001
                         (Title of Class of Securities)

                                    36870Q103
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 31, 2005
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                  SCHEDULE 13D


--------------------------                      --------------------------
CUSIP No.   36870Q103                              Page 2  of 7    Pages
---------------------------                     --------------------------
--------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:          Carlingford Investments Limited
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------
4       SOURCE OF FUNDS                     Convertible Promissory Note
--------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

--------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Mauritius
--------------------------------------------------------------------------
                            7    SOLE VOTING POWER


        NUMBER OF        -------------------------------------------------
          SHARES            8    SHARED VOTING POWER
       BENEFICIALLY              5,970,455  shares of Common  Stock,  over
         OWNED BY                which Stephen Walters, the president  and
    REPORTING PERSON             chief executive officer  of  Transax  has
                                 sole voting and disposition power.
                          ------------------------------------------------
                            9    SOLE DISPOSITIVE POWER
                                 0
                         -------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
                                 5,970,455 shares of common Stock, over which Stephen Walters, the president and chief executive officer of Transax, has sole voting and disposition power.

--------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,970,455 Shares of Common Stock, 2,700,000 warrants exercisable into 2,700,000 shares of Common Stock at a price of $1.00 per share expiring on August 14, 2008 (over which Stephen Walters has sole voting anddisposition rights), and 48,333 warrants exercisable into 48,333 shares of Common Stock at a price of $0.20 per share expiring on September29, 2009 (over which Stephen Walters has sole voting and disposition rights).
-------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                    [   ]
-------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.98%
-------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                   CO
-------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of
Carlingford Investments Limited, a corporation organized under the laws of the State of Mauritius ("Carlingford") as the reporting person hereunder, relative to the acquisition by Carlingford of 50,000 shares of restricted common stock issued by Transax International Limited. Carlingford has made previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.00001 par value, of Transax International Limited, a Colorado corporation ("Transax"). Transax maintains its principal executive offices at 7545 Irvine Center Drive, Suite 2000 Spectrum Center, Irvine, California 92618.

ITEM 2. IDENTITY AND BACKGROUND

      This Schedule is being filed by Carlingford Investments Limited. Its sole director and executive officer is Stephen Walters, the president and chief executive officer and a director of Transax ("Walters"). The address of Carlingford is 80 Raffles Place, #16-20 UOB Plaza II, Singapore 048624. The address of Walters is Bali View Block A4/7, J1. Cirendeu Raya 46, Jakarta Seletan, Indonesia 15419.

      Pursuant to General Instruction C of Schedule 13D, Carlingford and Walters (the "Instruction C Persons") and the information specified in items
(a) through (f) of Item 2 with respect to such Instruction C Person, is as follows:

-------------------------------------------------------------------------------
        Name                        Position with          Address
                                       Transax
-------------------------------------------------------------------------------

Stephen Walters                     Director and Chief     Bali View Block
                                    Executive Officer      A4/7, J1
                                                           Cirendeu Raya 46
                                                           Jakarta Seletan
                                                           Indonesia 15419

Carlingford Investments Limited     Shareholder            80 Raffles Place
                                                           #16-20 UOB Plaza II
                                                           Singapore 048624
-------------------------------------------------------------------------------

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Transax and Carlingford entered into a convertible promissory note dated April 30, 2003 (the "Convertible Note") regarding the loan of the principal amount of $100,000 by Carlingford to Transax, which principal amount and accrued interest can be converted by Carlingford into shares of restricted common stock at the rate of $0.125 per share. As of December 31, 2005, Carlingford provided notice to Transax that it intended to convert the accrued interest in the amount of $6,250.00 on the Convertible Note into 50,000 shares of common stock. Simultaneously, the 50,000 shares were gifted by Carlingford to unrelated third parties.

      In accordance with a letter of instruction from Carlingford regarding the gifting of the 50,000 shares, Transax issued an aggregate of 50,000 shares to Carlingford pursuant to the transactional exemption under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), which such shares were then gifted and transferred to two unrelated individuals.

      Carlingford acknowledged that the securities to be issued have not been registered under the Securities Act, that it understood the economic risk of an investment in the securities, and that it had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to acquisition of the securities. The donees each respectively acknowledged the gift of 10,000 and 40,000 shares, respectively, from Carlingford.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of conversion of accrued interest on the Convertible Note.

     Pursuant to the instructions for items (a) through (j) of Item 4, Carlingford has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Carlingford has acquired an aggregate of 50,000 shares of restricted Common Stock pursuant to settlement of debt. Simultaneously, Carlingford gifted and transferred an aggregate of 50,000 shares of Common Stock to two unrelated donees. Carlingford has previously acquired an aggregate of 5,970,455 shares of restricted Common Stock, 2,700,000 warrants exercisable into 2,700,000 shares of Common Stock at the price of $1.00 per share expiring August 14, 2008 (over which Stephen Walters has sole voting and disposition rights, and 48,333 warrants exercisable into 48,333 shares of Common Stock at the price of $0.20 per share expiring September 29, 2009 (over which Stephen Walters has sole voting and disposition rights).

     (b) Carlingford does not have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Transax or to enter into extraordinary corporate transactions.

     (c) Carlingford does not have any present plans or proposals to cause a sale or transfer of a material amount of assets of Transax.

     (d) Carlingford does not have any present plans or proposals to cause a change in the present board of directors or in the management of Transax, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

     (e) Carlingford does not have any present plans or proposals to cause a material change in the capitalization of Transax.

     (f) Carlingford does not have any present plans or proposals to make any other material change to the business or corporate structure of Transax.

     (g) Carlingford does not have any present plans or proposals to change Transax's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Transax by any person.

     (h) Carlingford does not have any present plans or proposals to cause Transax's common stock from not being quoted on the OTC Bulletin Board.

     (i) Carlingford does not have any present plans or proposals relating to a class of securities of Transax becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Carlingford does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on January 9, 2006, Carlingford beneficially owned of record 5,970,455 shares of Common Stock, 2,700,000 warrants exercisable into 2,700,000 shares of Common Stock at $1.00 per share expiring on August 8, 2008 (over which Stephen Walters has sole voting and disposition rights), and 48,333 warrants exercisable into 48,333 shares of Common Stock at $0.20 per share expiring on September 9, 2009 (over which Stephen Walters has sole voting and disposition rights (or approximately 27.98% of the outstanding shares of Transax's common stock).

     (b) Carlingford does not own any other common or preferred shares of Transax as of the date of this Schedule.

     (c) As of January 9, 2006, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Transax equity securities had been engaged in by Carlingford.

     (d) To the best knowledge and belief of the undersigned, no person other than Stephen Walters, on behalf of Carlingford has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      No contracts, arrangements, understandings or relationships between Carlingford and those named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      None.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      CARLINGFORD INVESTMENTS LIMITED

Date: January 9, 2006                 By: /s/ Stephen Walters
---------------------                 -----------------------------
                                      Stephen Walters, President